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                             UNITED STATES                    OMB APPROVAL
                 SECURITIES AND EXCHANGE COMMISSION    -----------------------
                         Washington, D.C. 20549        OMB Number:  3235-0058
                                                      Estimated average burden
                                                     hours per response   2.50
                                FORM 12b-25
                                                         SEC FILE NUMBER
                      NOTIFICATION OF LATE FILING          2-67676
                                                          CUSIP NUMBER

(Check One):  X  Form 10-K    Form 20-F   Form 11-K   Form 10-Q     Form N-SAR
             ---           ---         ---         ---          ---

                    For Period Ended: December 31, 1996

              [ ]Transition Report on Form 10-K
              [ ]Transition Report on Form 20-F
              [ ]Transition Report on Form 11-K
              [ ]Transition Report on Form 10-Q
              [ ]Transition Report on Form N-SAR
              For the Transition Period Ended:

 Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.
---------------

PART I - REGISTRANT INFORMATION

C.M. Corp.
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Full Name of Registrant

U.S. Home Finance Corporation
-----------------------------
Former Name if Applicable

311 Park Place Blvd.,  Suite 500
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Address of Principal Executive Office (Street and Number)

Clearwater,  FL     34619
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City, State and Zip Code


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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)  The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  X      (b)  The subject annual report, semi-annual report, transition
  ---         report on Form 10-K, Form 20-F,  11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)  The accountant's  statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant was waiting for information from an unaffiliated third party entity to disclose in the Form 10-K filing for 1996.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Ronald  C.   McCabe            (813)               791-2183
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       (Name)                       (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant to file such report(s) been filed? If answer is no, identify report(s).
                                                       X  Yes          No
                                                     ----

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       X  Yes          No
                                                      ----

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      If  so,  attach  an  explanation  of  the  anticipated  change,  both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      The Registrant has consistently reported net losses from its operations each year since 1986. At December 31, 1996, the Registrant adjusted its valuation reserves for losses on mortgage loans and foreclosed properties to reflect the subsequent sale in 1997 of substantially all of its remaining mortgage loans without recourse at an above par purchase price to an unaffiliated investor which results in income before income tax of $1,378,000 for 1996.

                                 C.M. Corp.
                 -------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   March  31,  1997           By  /s/  Ronald  C. McCabe
       -------------------------      ---------------------------------------
                                      Ronald C. McCabe, Senior Vice President